May, 2001

To: Our Stockholders

As many of you have read recently in our local newspapers, we are excited to announce our expansion to the Cedar Rapids, Iowa market. We have carefully studied the opportunities in this market in recent years and are quite pleased we were able to team up with this group of talented bankers. Larry Helling will lead the effort in Cedar Rapids and will be joined by Mitch McAlree, Dana Nichols and John Rodriguez. Each of these individuals has more than fifteen years in the financial industry, much of it in the Cedar Rapids market. Most of their initial efforts will be directed to the commercial banking market, which is consistent with our focus in the Quad Cities.

The Cedar Rapids operation will function as a branch of Quad City Bank and Trust Company, initially, subject to regulatory approvals that are expected during the month of May. A charter application for Cedar Rapids has been filed as well and is likely to be acted on by the regulators by late fall of 2001. The name selected for the charter is Cedar Rapids Bank and Trust Company. Temporary office space has been procured in downtown Cedar Rapids and a permanent banking location is currently being negotiated, also in the downtown area. Additional capital is planned to be raised this summer, primarily in Cedar Rapids. A private placement will be conducted of common stock of Quad City Holdings, Inc. of approximately $5 million.

Cedar Rapids is clearly one of the strongest business markets in the state of Iowa, yet it lacks a locally managed, community oriented bank with a focus on commercial banking. With the talented group of bankers and a local Board of Directors for Cedar Rapids Bank & Trust, we feel we have a winning combination to continue our growth in eastern Iowa and western Illinois. The Cedar Rapids operation will utilize many of our existing administrative and support functions. These resources can be used to more efficiently provide support services and allow the Cedar Rapids group to focus on growth and providing high service levels to their customers in that market.

Growth continued in our existing operation as consolidated assets increased to $407 million at March 31, 2001, from $394 million at December 31, 2000. Consolidated assets were $368 million at our prior fiscal year end of June 30, 2000 and were $349 million at March 31, 2000. Much of the growth was again focused on the loan portfolio as net loans receivable increased from $262 million at December 31, 2000 to $273 million at March 31, 2001. Net loans receivable were $215 million at March 31, 2000. Deposit rates were reduced during the quarter, as The Federal Reserve dramatically lowered short-term interest rates, slowing our growth in this area. As a result, much of our loan growth was funded by borrowings from the Federal Home Loan Bank and repurchase agreements with customers. Stockholders' equity increased to $23 million at March 31, 2001 as compared to $22 million at December 31, 2000 and $ 20 million one year ago. The increase in equity was the result of both retained earnings for the quarter and an increase in the unrealized appreciation in our bond portfolio.

Basic earnings per share increased from $.15 for the December 2000 quarter to $.28 this quarter while earnings for the March 31, 2000 quarter were $.33. For the nine months ended March 31, 2001, basic earnings per share were $.72 as compared to $.92 one year ago. The reduction in earnings this year is the result of several factors including the opening of our fourth full service facility on Utica Ridge Road in Davenport, a reduction in processing volumes at Quad City Bancard, and the legal fees incurred in defense of the PMT litigation. On a positive note, our residential mortgage department has seen significant growth as a result of lower interest rates. Gains on loan sales for the quarter were $314 thousand compared to just $71 thousand one year ago. It appears these volumes will continue through the end of our fiscal year, unless interest rates move upward.

As you recall, we initiated action against PMT Services, Inc. in an effort to collect a large receivable of approximately $1.7 million. In response, PMT filed a lawsuit in California against Quad City Bancard, Inc. and Quad City Holdings, Inc. alleging wrongdoing on our part and seeking recovery of damages. We filed a petition to compel arbitration in Iowa District Court of Scott County and that court has now ruled that all claims, including tort claims, must be arbitrated in Iowa. We continue to believe that PMT's allegations are without merit and will vigorously pursue our right to recover the receivable and to defend against PMT's claims.

We are pleased to announce that Charles A. Ruhl, Jr. has been added to the board of Quad City Bank and Trust Company. Chuck is the president of Ruhl and Ruhl Commercial Company and is a lifetime member of the Quad City community. Chuck's knowledge of the market will be a valuable addition to our board.

Taking advantage of the opportunity in Cedar Rapids provides for the prospect of continued growth. However, with such growth will come initial start up losses in that operation. Historically, over the years, de novo banks typically achieve profitability by the end of their third year of operations. Quad City Bank and Trust Company was able to achieve profitability more quickly and we plan to do so in Cedar Rapids as well. Your board is very confident that this was the right long term decision for the Company and we hope that you as a shareholder can continue to take a long term view.

We are approaching our eighth fiscal year end as a public company. Your support as a stakeholder in our organization has been much appreciated. Trust that we will continue to work toward good long-term decisions that will result in improved shareholder value.